Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of American National Group Inc. (formerly known as American Equity Investment Life Holding Company) (the “Company”) for the registration of up to $3,500,000,000 of debt securities, preferred stock and depositary shares and to the incorporation by reference therein of our reports dated February 29, 2024, with respect to the consolidated financial statements of the Company, and the effectiveness of internal control over financial reporting of the Company, included in its Annual Report (Form 10-K) for the year ended December 31, 2023 and the financial statement schedules of the Company included therein, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Des Moines, Iowa

July 31, 2024